SILVERSTONE CORPORATION BERHAD (41515-D)
(Formerly known as Angkasa Marketing Berhad)

A Member of The Lion Group

[redacted]

07020777

SEC MAIL PROCESSING
RECEIVED
FEB - 1 2007
WASH. D.C.
186
SECTION

11 January 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Dear Sirs

Re : Exemption No. 82-3319
Issuer : Silverstone Corporation Berhad

We enclose herewith a copy of the General Announcement dated 11 January 2007, Re: Public Shareholding Spread as at 31 December 2006 for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
SILVERSTONE CORPORATION BERHAD

PROCESSED

FEB 07 2007

THOMSON
FINANCIAL

WONG PHOOI LIN
Secretary

c.c Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Fax: (603) 21623448

Form Version 2.0

General Announcement
Submitted by SILVERSTONE CORPORATION on 11/01/2007 18:04:31
Reference No SC-070111-708FC

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**SILVERSTONE CORPORATION BERHAD**
* Stock name	:	**SILSTON**
* Stock code	:	**5061**
* Contact person	:	**WONG PHOOI LIN**
* Designation	:	**SECRETARY**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

PUBLIC SHAREHOLDING SPREAD AS AT 31 DECEMBER 2006

* **Contents :-**

The Company wishes to announce that the public shareholding spread of the Company as at 31 December 2006 is as set out in Table 1 below.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Table 1

1	% of public shareholdings	41.04
2	Number of public shareholders holding not less than 100 shares	10,561

SILVERSTONE CORPORATION BERHAD (41515-D)

Secretary

11 JAN 2007

END